Exhibit 99.1

Email of Announcement of Offer

I am pleased to announce that Chordiant Software, Inc. (the “Company”) has completed the restatement of our financial statements for the years ended December 31, 2001, 2002 and 2003, the nine-month period ended September 30, 2004, the fiscal year ended September 30, 2005, and the quarters ended December 31, 2005 and March 31, 2006, and also filed with the U.S. Securities and Exchange Commission (“SEC”) our annual report for the fiscal year ended September 30, 2006, which had been delayed until we could accomplish the restatement.

Impact of restatement

On December 1, 2006, I hosted an all hands call for employees during which I explained that we expected to restate our prior financial statements and that, pending that restatement, we would need to suspend all stock option exercises.

The fact that we have now completed our restatement and brought our periodic SEC reports up to date means that option exercises and sales can resume subject to our normal insider trading policy and blackout rules. However, before exercising ANY outstanding options, please read carefully the remainder of this email.

Adverse tax consequences of below-market option grants for U.S. taxpayers

You should be aware that any options that have been determined to have been granted with a below-market exercise price for purposes of our financial accounting restatements, and which vested or may vest after December 31, 2004, and which remained outstanding as of December 31, 2005, may be subject to adverse personal taxation under Section 409A of the U.S. Internal Revenue Code.  Only the portion of such a “discounted” option that vested after December 31, 2004 is potentially subject to Section 409A.  The table at the bottom of this email lists the grants dates of stock options that were determined, for accounting purposes, to have been granted with a below-market exercise price.

Under Section 409A, individuals who are subject to taxation in the United States and who hold these “discounted” options may be subject to a 20% federal tax on these options, plus interest and penalties, in addition to the regular ordinary income or capital gains taxes applicable to these options.  In addition, certain states, including California, have adopted their own versions of Section 409A.  As a result, optionees who hold these “discounted” options may be subject to tax at an aggregate rate of 80% or more on the value of the shares subject to the affected option, even if the option is never exercised.

For those of you who are not subject to U.S. income taxes, we are not presently aware of any foreign tax law similar to Section 409A that might affect you.

Actions to mitigate adverse tax consequences under Section 409A

In order to mitigate the adverse personal tax consequences under Section 409A, we intend to offer current employees who hold these “discounted” options the opportunity to “cure” them. Specifically, we plan to conduct a tender offer in which we will offer to amend outstanding “discounted” options to increase the exercise price of such options to the fair market value of our common stock on the corrected measurement date (as determined for accounting purposes).   Based on current guidance issued by the Internal Revenue Service (“IRS”) in connection with Section 409A, we believe that this kind of amendment will help avoid or minimize the adverse tax consequences under Section 409A that optionees may face as a result of a determination for accounting purposes that these options were granted at a discount from fair market value.

You will generally be eligible to participate in the tender offer if (a) any portion of your affected option vested or may vest after December 31, 2004, (b) your affected option remains outstanding and unexercised throughout the duration of the tender offer, (c) you are a current employee of the Company throughout the duration of the tender offer, and (d) if you are subject to taxation in the U.S.   These limitations on eligibility are imposed in part under Section 409A and in part under the federal securities laws which govern tender offers.

In recognition of the increased exercise price faced by optionees who accept this tender offer, the Company intends to offer, as part of the consideration offered in the tender offer, the right to receive a cash payment equal to the increase in the aggregate exercise price of the amended option. We anticipate that the cash payment will be paid in a lump sum on January 2, 2008 - this is the earliest time we currently believe we can pay the cash payment without additional adverse tax consequences under Section 409A.  The cash payment will be paid regardless of whether the option holder is employed by the Company on the payment date and regardless of whether the underlying option ever vests or is exercised.

Due to certain requirements under applicable securities laws, we cannot commence the tender offer at this time.  However, once we come into compliance with applicable securities laws, which we expect to occur within the next few weeks, we intend to commence the tender offer on the terms described in this email.  In connection with the commencement of the tender offer, we will file with the SEC, and distribute via email to eligible participants, the formal terms of the tender offer.  These terms will be set forth in a formal Offer to Amend, a related Letter of Transmittal, a personalized list of the affected options held by an eligible optionee (including the original and revised exercise prices of the affected options and the maximum amount of the cash payments such optionee will be eligible to receive under the offer) and certain other related exhibits.  Eligible participants are urged to read these tender offer documents carefully before making a decision to participate in the tender offer. Eligible participants can also obtain the tender offer documents, when available, for free at the SEC’s web site (www.sec.gov) or at no cost from our stock administration department.

If you hold an affected option, we strongly encourage you not to exercise that option until you have consulted with your personal tax, legal and financial advisors. As noted above, the tax consequences of exercising an option that is subject to Section 409A include a personal tax obligation in an aggregate amount up to or exceeding 80% of the value of your option.  Options that have been exercised prior to the conclusion of the tender offer are not eligible to be amended in the tender offer and the Company will not be able to help you reduce any tax liability associated with such exercises.   The Company does not intend to reimburse you for any taxes you may incur if you choose to not participate in the offer or if you choose to exercise your option prior to the amendment of your option in the tender offer.

If you wish to take advantage of the offer and submit your affected options for amendment, you should not exercise your affected options until after the tender offer expires.  Even if you accept the tender offer right away by completing and returning the necessary forms which you will be receiving, your affected options will not be amended, and will therefore not be deemed to be in compliance with Section 409A, until the completion of the tender offer.  Under applicable securities laws, the tender offer must remain open for at least 20 business days (approximately one month) after the offer commences.   Due to certain requirements under applicable securities laws, we cannot commence the tender offer at this time.  However, as soon as we come into compliance with applicable securities laws, which we expect to occur by the by the end of February, we intend to commence the tender offer on the terms described in this email.

Please also note that once the offer has closed, it will take several business days to update the E-Trade accounts of option holders who have validly accepted the offer.  After that time, you will be free to exercise the options with the increased exercise prices in accordance with Company policies on trading in Company securities and the terms of your options.

Where you can find additional information about treatment of affected options

I have no doubt that some of you will have questions about these complex matters. I would encourage you to hold your questions until after you have received additional communications from us, including the official tender offer documents, which we hope will address the most common questions.   In addition, we anticipate conducting a presentation for affected employees once we officially commence the tender offer to help highlight the material terms and conditions of the offer.   You are encouraged to consult your own tax, legal and financial advisors at any time.

We believe that with the filing of our restated financial statements, and the measures we are implementing to mitigate the adverse consequences for employees related to any below-market option grants, we have taken important steps toward resolving the issues associated with past errors in our stock option grant practices. This should help enable us to focus our efforts on creating value for our customers and shareholders.

Thanks for your continued efforts, and feel free to contact me or Derek Witte if you should have any questions.

Steven R. Springsteel

Grant dates associated with stock options that have been determined for accounting purposes to have been granted at below-market exercise prices:

Grant Date	Original Price
10-2-01	$1.80
12-17-01	$6.20
11-5-02	$1.33
4-14-03	$0.84
5-13-03	$1.00
11-3-03	$4.40
12-9-03	$4.30
6-15-04	$4.17
7-25-05	$2.25
10-17-05	$2.68
3-16-06	$3.47
4-14-06	$3.25